EXHIBIT 9

SCHEDULE A

Directors, Executive Officers and Controlling Persons of Inflection Points Inc, d/b/a Professional Capital Management

The following table sets forth the name, position with Professional Capital Management, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), business address and citizenship of each director and executive officer of Professional Capital Management and of each person controlling Professional Capital Management. Mr. Pompliano and Andrew Spellman constitute the entire board of directors of Professional Capital Management. Mr. Pompliano is the majority stockholder of Professional Capital Management and is its controlling person. No corporation or other person other than Mr. Pompliano ultimately controls Professional Capital Management.

Name	Position with Professional Capital Management	Present Principal Occupation or Employment	Business Address	Citizenship
Anthony Pompliano	Director and Chief Executive Officer; majority stockholder and controlling person	Chairman and Chief Executive Officer of the Issuer; Chief Executive Officer of Professional Capital Management	600 Lexington Avenue, Floor 2, New York, New York 10022	United States
Andrew Spellman	Director	Founder and CEO of Fifth Down Capital	600 Lexington Avenue, Floor 2, New York, New York 10022	United States
Catalina Abbey	Chief Financial Officer	Chief Financial Officer of Professional Capital Management Interim Chief Financial Officer of the Issuer.	600 Lexington Avenue, Floor 2, New York, New York 10022	United States
Darina Popova	Director of Operations	Director of Operations of Professional Capital Management	600 Lexington Avenue, Floor 2, New York, New York 10022	United States

Information with respect to the beneficial ownership of Common Stock by the persons listed above is set forth in Item 5 of this Schedule 13D.